Exhibit 3.27

ARTICLES OF INCORPORATION

of

INTERAMERICA TERMINALS CORPORATION

We hereby associate to form a stock corporation under the provisions of Chapter 1 of Title 13.1 of the Code of Virginia, and to that end set forth the following:

FIRST. The name of the corporation is INTERAMERICA TERMINALS CORPORATION.

SECOND. The purposes of the corporation are:

To manufacture, purchase, or otherwise acquire, invest in, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with, transport, store, carry or ship goods, wares and merchandise and personal property of every class and description;

To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to or useful in connection with any business of this corporation;

To construct or cause to be constructed and to operate, maintain and conduct storage, warehouses, tanks, terminals, piers, pipelines and facilities and equipment related thereto; and

To have one or more offices and without restriction or limit as to amount to purchase or otherwise acquire, hold, own, mortgage, sell, convey or otherwise dispose of, real and personal property of every class and description in any of the states, districts, territories or colonies of the United States, and in any and all foreign countries and particularly in countries of North, Central or South America or the West Indies, subject to the laws of any such state, district, territory, colony or country.

In addition, the corporation shall have the power to enter into partnership agreements with other corporations and individuals, to make accommodation guarantees or endorsements of the obligations of any other corporation or individual, and to carry on business of any character whatever that is not prohibited by law or required to be stated in these articles.

THIRD. The aggregate number of shares of stock which the corporation shall have authority to issue is five hundred (500) of Common Stock, and the par value of each of such shares is One Hundred Dollars ($100.00).

FOURTH. The post office address of the initial registered office of the corporation is 1003 Electric Building, in the City of Richmond, Virginia. The name and address of its initial registered agent is Lawrence E. Blanchard, Jr., a resident of Virginia who is a member of the Virginia Bar and whose business address is the same as the address of the initial registered office of the corporation.

FIFTH. The number of directors constituting the initial board of Directors shall be three (3). The names and address of the persons who are to serve as the initial directors are:

NAMES	ADDRESSES
George F. Kirby	100 Park Avenue, New York 17, New York

Malcolm P. Murdock	100 Park Avenue, New York 17, New York

William R. Perdue, Jr.	100 Park Avenue, New York 17, New York

SIXTH. The corporation is to have perpetual existence.

SEVENTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH. Each person now or hereafter a director or officer of the corporation (and his heirs, executors and administrators) shall be indemnified by the corporation against all claims, liabilities, judgments, settlements, costs and expenses, including all attorneys’ fees, imposed upon or reasonably incurred by him in connection with or resulting from any action, suit, proceeding or claim to which he is or may be made a party by reason of his being or having been a director or officer of the corporation (whether or not a director or officer at the time such costs or expenses are incurred by or imposed upon him), except in relation to matters as to which he shall have been finally adjudged in such action, suit or proceeding to be liable for gross negligence or wilful misconduct in the performance of his duties as such director or officer. In the event of any other judgment against such director or officer or in the event of a settlement, the indemnification shall be made only if the corporation shall be advised, in case none of the persons involved shall be or have been a director, by the Board of Directors of the corporation, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such director or officer was not guilty of gross negligence or wilful misconduct in the performance of his duty, and in the event of a settlement, that such settlement was or is in the best interest of the corporation. If the determination is to be made by the Board of Directors, it may rely as to all questions of law on the advice of independent counsel. Such right of indemnification shall not be deemed exclusive of any rights to which he may be entitled under any bylaw, agreement, vote of stockholders and otherwise.

Dated: December 20, 1962

/s/ Virginia A. McGuire
Virginia A. McGuire

/s/ Edmund W. Lee
Edmund W. Lee

/s/ Frederick P. Warne
Frederick P. Warne